**UNITED STATES**
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

_____

## FORM 8 — K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   September 22, 2003

_____

# ROMACORP, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **333-62615** | **13-4010466** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File No.) | (I.R.S. Employer Identification No.) |

**9304 Forest Lane, Suite 200**
**Dallas, Texas**                                                                **75243**
(Address of principal executive offices)                          (Zip Code)

Registrant's telephone number, including area code):  **(214) 343-7800**

**ITEM 7.   Financial Statements and Exhibits.**

Exhibit No.    Description
99.1           Press Release dated September 22, 2003, announcing an Exchange Offer for all of the
               Company's Outstanding 12% Senior Notes Due July 1, 2006
99.2           Exchange Offering Memorandum and Release and Consent Solicitation Statement


**ITEM 9.   Regulation FD Disclosure.**

The following information is furnished pursuant to Item 12, "Results of Operations and Financial Condition" of Form 8-K.

On September 22, 2003, Romacorp, Inc. issued a press release announcing it had made an offer to exchange cash or new senior notes for up to all of its $55,000,000 in outstanding 12% Senior Notes due July 1, 2006.  A copy of the press release is furnished as Exhibit 99.1 to this report.  A copy of the Exchange Offering Memorandum and Release and Consent Solicitation Statement is furnished as Exhibit 99.2 to this report.



**SIGNATURE**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          ROMACORP, INC.

Date:  September 22, 2003              By:    /s/Richard A. Peabody
                                              Vice President & Chief Financial Officer
                                              (Principal Financial and Accounting Officer)

**INDEX TO EXHIBITS**

| Exhibit Number | Description |
|---|---|
| 99.1 | Press Release issued by Romacorp, Inc. dated September 22, 2003. |
| 99.2 | Exchange Offering Memorandum and Release and Consent Solicitation Statement |